"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02060439

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 06.11.2002

SUPPL

ORK – Trade subject to notification

Orkla's Financial Investments area has on 5 November 2002 bought 25,650 shares in Elkem ASA at a price of NOK 179 per share. After this transaction Orkla including subsidiaries owns 19,013,394 Elkem shares, representing 38.6% of the share capital.

dlw 12/11